HIVE BLOCKCHAIN TECHNOLOGIES LTD.

April 17, 2023

HIVE Blockchain Provides March 2023 Production Update with over 3

Exahash of Production

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE:HBFA.F) (the "Company" or "HIVE") is pleased to announce the production figures from the Company's global Bitcoin operations for the month of March 2023, with 282 Bitcoin produced, and a current BTC HODL balance of approximately 2,310 (as of March 31, 2023). On average the Company has continued to operate above 3 Exahash ("EH/s") throughout March 2023 (all amounts in US dollars, unless otherwise indicated).

Summary Overview:

• HIVE produced 282 Bitcoin in the month of March 2023, from ASIC and GPU mining operations, representing an average of 91 Bitcoin Per Exahash, with an average hashrate of 3.09 EH/s;

• HIVE Produced an average of 9.1 BTC per day in March 2023;

~~•~~ HIVE has received over 5,600 BuzzMiners in its data centers, all of which are operating as of today~~;~~

• HIVE ended the month with 3.36 EH/s of mining capacity, including ASIC and GPU BTC hashrate;

• HIVE sold all of the Bitcoin earned from our GPU mining hashrate payouts.

March 2023 Production Figures

Frank Holmes, Executive Chairman of HIVE stated, "We are very happy to be producing 282 Bitcoin while difficulty has reached an all-time high. Additionally, our average daily HPC income has increased by 14% on average month over month, from February to March."

Aydin Kilic, President & CEO of HIVE noted "We have successfully completed our deployment of our first buildout of the HIVE BuzzMiner, and we've mined at an average hashrate of over 3 Exahash for the month of March. Additionally, our GPU fleet is generating approximately 16% more revenue per megawatt hour than most Bitcoin mining ASICs. We strive to mine for maximum profit, utilizing energy as a resource for cash flow."

The Company's total Bitcoin production in March 2023 was:

• 282 BTC produced;

• 9.1 BTC produced per day on average;

• 3.36 Exahash of BTC Hashrate as of March 31, comprised of 3.06 Exahash of ASIC BTC hashrate and 0.3 Exahash of GPU BTC equivalent Hashrate;

• Monthly average of 3.09 Exahash, which is equal to 91 Bitcoin per Exahash, comprised of an average of 2.88 Exahash of ASIC mining capacity and average of 210 PH/s of Bitcoin GPU mining capacity during the month;

• This represents a 12% month over month increase in average hashrate (February was 2.75 EH/s average hashrate).

Bitcoin Global Network Mining Difficulty Is Volatile

Network difficulty factors are a significant variable in the Company's gross profit margins. The Bitcoin network difficulty was 43.1T as at March 1, and increased to 46.8T as at March 31, reaching an all-time high. Accordingly, Bitcoin mining difficulty ended the month about 9% higher than the beginning of the month.

The Bitcoin Network Difficulty is a publicly available statistic, that reflects the total number of Bitcoin miners online and is important in analyzing a company's gross profit margins, and number of Bitcoin produced. This data is available on many websites, here is one citation: https://www.blockchain.com/explorer/charts/difficulty

As more people mine Bitcoin (difficulty increases), the daily Bitcoin block reward which presently is fixed at 900 Bitcoin per day, gets split amongst more miners; thus each miner receives a smaller portion of the block reward. Conversely, as Bitcoin prices fall, many miners may lose money, and power down, thus taking their hashrate off the network, causing Network Difficulty to decrease.

Those miners with the lowest costs of production; by virtue of having more efficient machines and/or lower energy costs, are able to continue their production during these volatile cycles. Not all miners will continuously mine during the month, as a result some miners will produce less Bitcoin than expected, relative to their advertised hashrate. For the foregoing reasons, HIVE will self-curtail part of its operations if the unhedged spot energy prices are uneconomical, thereby leaving part of its total gross hashrate unutilized.

All Bitcoin miners are striving to use the most efficient Bitcoin ASIC chips, and we are happy that we have been able to upgrade our global fleet during this crypto market downturn.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company publicly listed on the TSX Venture Exchange which also focussed on sourcing green energy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of ETH and BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, business goals and objectives of the Company; the results of operations for March 2023; the HODL strategy adopted by the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.